[LETTERHEAD OF HIMAX TECHNOLOGIES, INC.]

January 28, 2011

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
U.S.A.

Re:	Himax Technologies, Inc. Form 20-F for the fiscal year ended December 31, 2009 Filed June 3, 2010 File No. 000-51847

Dear Mr. Mancuso:

Himax Technologies, Inc. (the “Company”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on January 19, 2011, regarding the above-referenced filing.  For your convenience, we have included your comment in this response letter in bold form, followed by the Company’s response to the comment, as follows:

Exhibits

1.
Please tell us why you have not filed the agreement governing your relationship with Chi Mei Optoelectronics Corp. and its affiliates and Chimei Innolux, its successor, given that sales to this customer accounted for 64.3% of your revenues in 2009, as disclosed on page 43, and this entity is a related party.  Please refer to Instructions as to Exhibits of Form 20-F number 4(b)(i) and (ii).

The Company respectfully informs the Staff that the Company’s sales to its key customers, such as Chi Mei Optoelectronics Corp. (“CMO”) and its affiliates or Chimei Innolux Corporation (“Chimei Innolux”), are made pursuant to standard purchase orders rather than long-term contracts, as disclosed on page 6 of the Form 20-F.  The Company confirms that none of the Company or its subsidiaries has entered into any general sales agreement with CMO and its affiliates or Chimei Innolux, or any material agreement otherwise governing the sales or other relationship with CMO and its affiliates or Chimei Innolux.

The Company further informs the Staff that:

●
On April 22, 2010, its subsidiary Himax Display, Inc. and Chimei Innolux entered into a plant facility service agreement (the “Plant Facility Service Agreement”).  A translation of this agreement has been included as Exhibit 4.2 to the Form 20-F filed on June 3, 2010, in accordance with Instructions as to Exhibits of Form 20-F number 4(a) and (b).

●	As of the filing date of the Form 20-F, the Company’s subsidiaries had also entered into certain agreements (other than the Plant Facility Service Agreement) with CMO and its affiliates or Chimei Innolux, but the Company considers each of these agreements immaterial in amount or significance.  For example, on October 8, 2009, its subsidiary Himax Technologies Limited entered into a supplier quality assurance agreement with CMO, which is a standard agreement that CMO required each of its suppliers to enter into, contains only arm’s length terms, and primarily sets forth product quality and supplier management standards.  Neither does this agreement involve any purchase or sale of current assets at a price other than market price, nor does it impose any obligations on Himax Technologies Limited to sell, or on CMO to buy, any products.  The Company therefore does not consider this agreement material in significance.  As such, pursuant to Instructions as to Exhibits of Form 20-F number 4(b)(i) and (ii), the Company did not file any of these immaterial agreements as exhibits to the Form 20-F.

In responding to the Staff’s comment, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to the Staff’s comment.  Should you have any questions or wish to discuss the foregoing, please do not hesitate to contact the undersigned by fax at +886-6-507-0000 or by email at jessica_pan@himax.com.tw, or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at +852-2533-3368, by fax at +852-2533-1768 or by email at james.lin@davispolk.com.

*       *       *       *

Sincerely,

HIMAX TECHNOLOGIES, INC.

/s/ Jessica Pan
_______________________________
Name:     Jessica Pan
Title:       Acting Chief Financial Officer

cc:         James C. Lin, Davis Polk & Wardwell LLP